Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Introduces a Two Per Cent Discount for Shares Issued Under its Dividend Reinvestment Plan

Toronto, Oct 17, 2016 –Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it is offering a two per cent discount on its common shares issued from treasury under the dividend reinvestment feature of its Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Under the Plan, shareholders may elect to have dividends on common shares reinvested in additional common shares of the Bank. The discount will be calculated in accordance with the terms of the Plan.

This discount will be effective commencing with the common share dividend declared for the fourth quarter of fiscal 2016 (“Q4 2016 Dividend”), and subsequently until further notice. As previously announced on August 23, 2016, the Q4 2016 Dividend is payable on November 28, 2016 to shareholders of record on November 1, 2016. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For existing members of the Plan, the discount will automatically be applied to the reinvestment of the Q4 2016 Dividend. For registered shareholders who wish to participate in the Plan and thereby receive the two per cent discount in respect of the Q4 2016 Dividend, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada (Tel: 1-800-340-5021 from Canada and US; 514-982-7800 from all other countries), by the close of business day on November 3, 2016. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholderinformation/ dividend-reinvestment-plan

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $692 billion as of July 31, 2016, and over 45,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

For Bank Transfer Agent Enquiries:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Tel: 1-800-340-5021 (Canada and U.S.)

514-982-7800 (All other countries)

Internet: www.bmo.com Twitter: @BMOMedia